EXHIBIT 12.1

RELIANT ENERGY, INC. AND SUBSIDIARIES

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

	For the Year Ended December 31,
	2004(1)	2003(2)	2002	2001	2000
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$465,845	$447,260	$222,925	$16,152	$7,019
Interest expense – affiliated companies, net(3)	—	—	—	—	172,311
Capitalized interest	45,784	84,225	22,038	58,720	34,625
Interest within rent expense	70,715	66,359	54,344	35,174	10,818

Total fixed charges	$582,344	$597,844	$299,307	$110,046	$224,773

Earnings from continuing operations:
(Loss) income from continuing operations before income taxes	$(269,000)	$(790,971)	$230,790	$751,498	$245,880
Loss (income) of equity investments of unconsolidated subsidiaries	9,478	1,652	(17,836)	(6,771)	(42,860)

Subtotal	(259,522)	(789,319)	212,954	744,727	203,020

Plus –
Fixed charges from above	582,344	597,844	299,307	110,046	224,773
Amortization of capitalized interest	7,692	5,525	3,754	2,408	852
Distributed income of equity investees	3,850	4,400	2,975	27,159	17,929
Less –
Capitalized interest	(45,784)	(84,225)	(22,038)	(58,720)	(34,625)

	$288,580	$(265,775)	$496,952	$825,620	$411,949

Ratio of earnings from continuing operations to fixed charges	—	—	1.66	7.50	1.83

(1)	For 2004, our earnings were insufficient to cover our fixed charges by $294 million.

(2)	For 2003, our earnings were insufficient to cover our fixed charges by $864 million.

(3)	If the net amount for the applicable period netted to interest income, it is excluded from this schedule for purposes of calculating fixed charges.